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                              June 3, 2022

       Ralph Hofmeier
       Chief Executive Officer
       Energy & Water Development Corp
       7901 4th Street N Ste. #4174
       St Petersburg, Florida 33702

                                                        Re: Energy & Water
Development Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2022
                                                            File No. 333-265342

       Dear Mr. Hofmeier:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 31, 2022

       Cover Page

   1. Please clarify on the cover page that the transaction with Tysadco Partners is an equity line transaction.
   2. Please clarify on the cover page whether the 500,000 shares of common stock issued to
                                                        Tysadco Partners as
consideration for the purchase agreement are included in the
                                                        55,000,000 shares being
registered.
   3. Indicate on the cover page whether the primary offering is a best efforts offering.
 Ralph Hofmeier
FirstName  LastNameRalph Hofmeier
Energy & Water  Development Corp
Comapany
June 3, 2022NameEnergy & Water Development Corp
June 3,
Page 2 2022 Page 2
FirstName LastName
Plan of Distribution, page 32

4. Please revise this section to include a discussion of the plan of distribution for the primary offering.
General

5. Revise the prospectus, including the cover page, to indicate that the Company is registering only the resale of the equity line shares and not the primary offering of such shares. In this regard, we note the legality opinion filed as Exhibit
5.1 states that the
         company is offering 30,000,000 shares in a primary offering and 25,000,000 shares in a secondary offering. If you intend to register the primary offering of the equity line shares, please provide your analysis as to your eligibility to register the primary offering. Refer to our guidance in Securities Act Section Compliance and Disclosure Interpretation 139.21.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Amy K. Maliza